November 7, 2007
VIA EDGAR
Mark P. Shuman
Branch Chief — Legal
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	MedAssets, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed October 9, 2007 File No. 333-145693
Dear Mr. Shuman:
     On behalf of MedAssets, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 1 to Registration Statement filed on October 9, 2007. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 30, 2007, to Mr. John A. Bardis, President and Chief Executive Officer of the Company. Page numbers referred to in our responses refer to page numbers in Amendment No. 2 to the Registration Statement.
Inside Cover Page Graphics
1.	Comment: We have reviewed the graphic provided supplementally that you propose to use on the inside cover page of the prospectus. Cover page graphics should provide a depiction of the issuer’s products or services or how they are used, or otherwise introduce investors to the company’s business activities. Your proposed graphic seems more appropriately directed to customers and advertisers than investors. We do not object to inclusion of the graphic in the Business section, where it can be accompanied by text that is sufficiently extensive to explain its purpose and limitations, but its presentation on the inside cover page appears overly promotional and does not allow for adequate explanatory text. We note also that the artwork should comply with plain English principles. In this regard, terms such as “Revenue Cycle Management” and “Spend Management” are not readily understandable and should be reserved for portions of the

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

registration statement where they can be more fully explained. Please revise your proposed artwork accordingly.

Response: The Company acknowledges the Staff’s comment and agrees that it could be construed as directed at customers; however, since the Company’s products and services are not tangible items that can be readily depicted, the Company also believes that the proposed graphic provides an apt introduction for investors to its products and services. Similarly, the Company believes that the text at the bottom of the artwork sufficiently elaborates on the concepts of Revenue Cycle Management and Spend Management to enable investors to understand the nature of the Company’s products and services.
Management’s Discussion and Analysis, page 40
Overview, page 40
2.	Comment: We note that you have revised Results of Operations to provide additional information and insight with respect to the company’s financial performance and operating results. Consider also expanding your Overview to include management’s perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the discussion. Identify the factors that MedAssets’ executives focus on in evaluating the financial condition and operating performance of your business. Consider addressing the material operations, the opportunities, risks and challenges facing your company and how management is dealing with these issues. Refer to SEC Release 33-8350.

Response: The Company has revised its disclosure to include additional information and insight with respect to its financial performance and operating results, including disclosure regarding factors considered by management in evaluating the financial condition and operating performance of the Company. See page 39.
Share-Based Compensation, page 58
3.	Comment: Please further clarify how you determined the underlying value of your common stock for purposes of determining the value of the stock options granted in September 2007. Clarify why you believe it is appropriate to use the value of your common stock as of July 27, 2007, less the impact of a special dividend to value your common stock in September 2007. Absent the impact of the special dividend, please clarify why your common stock did not become more valuable from July 2007 to September 2007. Clarify how you valued the impact of the special dividend on the underlying value of your common stock.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

Response: Since 2004, the Company has regularly engaged an independent national valuation firm to estimate the value of its common stock. Specific to the July 27, 2007 valuation, the valuation calculated the Company’s business enterprise value based on a weighting of the income approach (33%) and two variations of the market approach (67%). The income approach incorporated financial projections that included the Company’s most recent acquisitions — XactiMed and MD-X. The market approach utilized market valuation multiples derived from the Company’s closest set of comparable public companies. It also utilized a range of multiples based on anticipated trading prices for the Company. Further, the valuation methodology also utilized an option-pricing model to allocate the value to each class or series of the Company’s equity securities as the value of a series of embedded options that entitle each class to certain proceeds upon a liquidity event.

The Company believes the common stock value from the July 27, 2007 valuation, less the special dividend paid on August 30, 2007, is appropriate for valuing the options granted on September 10, 2007 and September 17, 2007 because:
•	the valuation was performed near the time of the subsequent option grants (45 and 52 days, respectively);

•	the Company’s business operations did not materially change during the period nor did the Company consummate any acquisitions during the period;

•	the Company’s financial forecast did not materially change during the time between the valuation and the option grants;

•	based on the Company’s internal analysis, the Company believes there were no market events that materially impacted the market valuation multiples of the public companies used as our market comparable companies in our July 27, 2007 valuation; and

•	the $70 million special dividend was fully financed by additional debt resulting in a significant reduction to the equity value of the Company.
Absent the special dividend payment on August 30, 2007, the Company does not believe the value of its common stock increased during the period from July 27, 2007 to the dates of the September option grants because:
•	there were no material changes in the Company’s business, no material market events affecting its valuation and no material changes to its financial forecast during this time period; and

•	the liquidation preference of the Company’s preferred stock continued to increase, by approximately $2.2 million, as a result of accrued and unpaid dividends during this time period.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

The $70 million dividend equated to $1.98 per share payment for all outstanding classes or series of equity securities except the Series I and Series J preferred stock which received $0.66 per share. The fair value of the Company as of July 27, 2007 was determined using the methodology and model described above on a post-dividend basis. The pre-dividend value for each class or series of equity securities was determined by adding either the $1.98 or $0.66 to the option pricing model valuation.
Use of Non-GAAP Financial Measure, page 62
4.	Comment: We note your response to comment number 13 from our letter dated September 26, 2007, with respect to your use of non-GAAP financial measures. Please address the following additional comments with respect to your response:

•	Your response states that impairment of intangible assets, litigation expenses, purchase accounting adjustments and failed acquisition charges are non-recurring expenses. It appears that you believe these expenses are non-recurring as they relate to specific assets impaired, litigation and acquisitions. However, as you have a past pattern of recording these charges in your results of operations, it would be difficult for you to meet the burden of demonstrating the usefulness of excluding these charges unless you can demonstrate that similar charges will not continue and there is no other unusual reason you can substantiate to identify the special nature of the charges. We refer you to Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Accordingly, please clarify the usefulness of excluding these non-recurring charges from your GAAP measure pursuant to this guidance or revise to remove these items from your non-GAAP measure.

•	Your response states that your current credit agreement has financial covenants which utilize an Adjusted EBITDA metric that is highly similar to the non-GAAP measure presented in your registration statement and these covenants test your operating performance and liquidity. Please further clarify why you believe that this covenant tests your operating performance as opposed to solely testing your liquidity. If you determine that the covenant does test liquidity and not performance, Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

Response: Based upon a review of Item 10(e) of Regulation S-K as well as Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, the Company continues to believe that the exclusion of the identified litigation expenses and failed acquisition charges in calculating

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

Adjusted EBITDA is appropriate on account of the non-recurring nature of these items.

With respect to the identified litigation expenses, although the Company incurred these expenses in several fiscal years, all of these expenses were related to a single lawsuit which spanned these periods. The Company believes that this litigation, and the associated expenses, are non-recurring because the Company has not incurred any other material litigation expenses in the two-year period preceding this lawsuit (or since its incorporation in 1999), during the period in which this lawsuit was being litigated or since its settlement in the third quarter of 2006. The Company also believes material charges of this nature are not likely to be incurred during the balance of the two-year period since the settlement date.

With respect to the failed acquisition expenses, the Company has only incurred material expenses of this nature in two fiscal years — 2002 and 2006. In light of the infrequent nature of similar material expenses and significant lapse in time (more than three fiscal years) between having incurred similar expenses, the Company believes that these failed acquisition charges are properly classified as non-recurring. Although the Company intends to continue its history of selectively acquiring complementary businesses to expand its suite of solutions, the Company does not believe it is reasonably likely that it will incur similar material charges in the two year period since the last failed acquisition expenses given the Company’s track record in successfully acquiring acquisition candidates.

With respect to adjustments for impairment of intangible assets and purchase accounting adjustments, the Company has reconsidered its position that these adjustments are non-recurring. Although these adjustments are singular events that have occurred in connection with acquisitions, the Company does believe that it is reasonably likely to similar charges may be incurred in the two-year period since the most recently incurred of these charges (albeit, with respect to distinct, and as yet unknown, acquisitions). However, the Company continues to believe that these adjustments in calculating Adjusted EBITDA are appropriate given their non-cash nature, similar to depreciation and amortization, as well as the importance of Adjusted EBITDA in the Company’s board of directors and management’s evaluation of operating performance. For example, the Company utilizes Adjusted EBITDA (inclusive of the adjustments for impairment of intangible assets and purchase accounting adjustments, as well as the adjustments for litigation expenses and failed acquisition charges) in the following ways:
•	The board of directors and management include Adjusted EBITDA in projections and budgets for the Company as a whole, as well as for its two

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

segments, as it is a primary measure used to gauge operating performance and profitability.

•	The board of directors and management use Adjusted EBITDA to evaluate, on an annual, quarterly or more frequent basis, the operating performance of the Company against these projections and budgets. Accordingly, management’s operating performance reports to the board of directors and the audit committee contain this measurement.

•	The board of directors used Adjusted EBITDA in assessing the value of the Company, including as one of the variables in estimating the value of Company for purposes of determining the fair market value of the Company’s common stock.

•	The board of directors, the compensation committee and management also use Adjusted EBITDA in setting targets for and determining achievement of bonus compensation for all eligible Company employees (executive officers as well as other Company employees through the organization).
Circumscribing the Company’s ability to include certain adjustments considered important, and appropriate, by the board of directors and management would result in a measurement that is not as meaningful to investors given the lack of comparability between such a modified measurement and the Adjusted EBITDA measurement actually used by the Company for the purposes noted above. The Company has also revised its disclosure to more clearly reflect the foregoing. See pages 7-9, 35-38 and 62-65. The Company has also revised its disclosure to clarify that Adjusted EBITDA is a measurement of operating performance and not liquidity. The Company notes that the credit agreement includes other provisions that measure liquidity, including excess cash flow.

5.	Comment: Your disclosure of your Adjusted EBIDTA non-GAAP measure on page 1 appears to have equal or greater prominence to the most directly comparable GAAP financial measure. Revise your disclosure to ensure that your non-GAAP measure does not have the appearance of being equal to your GAAP measure to ensure you are in full compliance with Regulation S-K, Item 10(e)(i)(A).

Response: The Company has revised its disclosure to ensure that the non-GAAP measure does not have the appearance of being equal to the GAAP measure. See page 1.
Compensation Committee Interlocks and Insider Participation, page 92
6.	Comment: We note the sentence you added to the end of this disclosure and assume that you intended to limit it to fiscal year 2006. Please revise accordingly.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

Response: The Company has revised the disclosure accordingly to indicate that no contractual arrangements have been entered into or materially modified with any affiliates of compensation committee members during 2006. See page 93.
Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue Recognition, page F-12
7.	Comment: Your response to prior comment number 28 states that you have established the fair value of group purchasing services based on the price charged when it is sold separately. We also note that you record revenue from group purchasing fees in the period you receive the report of customer purchasing data from the vendors, which is usually a month or quarter in arrears of the actual customer purchase activity, as you are unable to estimate the fees earned in the period of the actual customer purchase activity. Further clarify how you have determined that you have established fair value of the undelivered group purchasing services when you do not know the total fair value of the services that you will deliver in a particular arrangement. Explain how your accounting policy would be affected if you were unable to account for the group purchasing services as a separate unit of accounting from your consulting and/or ASP based subscription services.

Response: In the Company’s prior response to comment number 28 and pursuant to footnote one of our consolidated financial statements, the Company stated that it allocates the arrangement consideration of its multi-element Service Arrangements to the individual elements within the arrangement based on their relative fair values. The Company did not properly clarify that the vast majority of its multi-element Service Arrangement fees that include group purchasing services are not fixed and determinable. For the minority of arrangements with fees that are fixed and determinable, it ensures the total arrangement is fixed and determinable prior to any such allocation, pursuant to paragraph 11 of EITF 00-21. Accordingly, the Company generally has two types of multi-element Service Arrangements that include group purchasing services:
•	Fixed-fee model — Arrangements whereby its customers pay the Company a contractually determined fixed fee covering each element in the arrangement including group purchasing services. The Company considers the total consideration for these arrangements to be fixed and determinable at the inception of the arrangement. Pertaining to this model, the Company believes it has established objective and reliable evidence of fair value of its group

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

purchasing services enabling it to allocate arrangement consideration to each element. The Company currently has four arrangements utilizing this model.

•	Administrative fee model — Arrangements whereby the total consideration covering each element is primarily derived from the administrative fees reported by the Company’s vendors. The Company does not consider the total consideration for these arrangements to be fixed and determinable at the inception of the arrangement. Therefore it collapses the elements of these arrangements to a single unit of accounting and recognizes administrative fees as reported. The majority of the Company’s multi-element Service Arrangements utilize this model.
Under the fixed-fee model, the Company earns fees that are fixed and determinable, typically charged as fixed service fees to the customer over the term of the arrangement. Under this model the customer retains 100% of the administrative fees generated from their purchases. Consequently, the customer pays the Company a fixed service fee for all elements of the arrangement including group purchasing services. As a result, the total arrangement consideration is fixed and determinable and therefore the Company allocates the arrangement consideration to each element.

The Company has objective and reliable evidence of fair value for each element of its fixed-fee Service Arrangements. The Company has established stand-alone fair value of the group purchasing services because:
•	it has historically sold such services on a stand-alone basis and has generated consistent historical pricing;

•	the fair value pricing equates to an average administrative fee ratio less an average revenue share obligation ratio that has consistently been realized on a stand-alone basis on related contracted purchase volume;

•	the purchase volume is based on the contractually required minimum customer purchase requirements specific to these arrangements; and

•	the fair value of the group purchasing services is calculated by multiplying the net ratio above times the minimum contracted customer purchasing volume required over the term of the arrangement.
If the Company is unable to account for the group purchasing services as a separate unit of accounting under the fixed-fee model, then its accounting policy would be to collapse each element of the arrangement into a single unit of accounting and recognize revenue as services are delivered over the term of the arrangement.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

The Company has modified its disclosure accordingly to clarify the above. See page F-15.

8.	Comment: We note your response to prior comment number 30 and revised disclosure with respect to your accounting policy for consulting fees with performance targets, which states that revenue is recognized as the performance target is achieved and the applicable contingency is released as evidenced by written customer acceptance. Please further clarify whether you defer revenue until the refund period expires or whether you estimate the remaining contingency as the service is performed; that is, clarify whether you apply the guidance in SFAS 140 or whether you apply SFAS 48 by analogy when accounting for the refundable service fees. We refer you to SAB Topic 13, Section A.4.a. In this respect, we note that these engagements generally range from six to twelve months, but your policy indicates that the performance targets may be achieved on a quarterly period (as opposed to the end of the contingency period). Clarify whether you obtain written customer acceptance as the service is performed (e.g., on a quarterly basis) or only upon the expiration of the refund period.

Response: Consulting fee revenue that is subject to performance targets is recognized when it becomes fixed and determinable and not subject to a continued customer refund right. As stated in the Company’s previous response to comment number 30, its consulting fee revenues are subject to refund ratably over the stated contractual term as determined by the achieved amount of the financial improvement target and evidenced by written customer acceptance.

For example, the Company enters into a consulting arrangement for consulting fees of $400,000 and provides a financial improvement target of $1.2 million to the customer. Two months into the engagement the Company identifies $600,000 of financial improvement for the customer as a result of its consulting process. The Company then requests and receives from the customer an executed “signoff” letter stating that they agree that $600,000 of the $1.2 million performance improvement target has been identified (i.e., they no longer have the right of refund for one-half of the fees or $200,000). Assuming all other revenue recognition criteria are met, the Company would recognize the $200,000 as revenue in the period in which the signoff letter is executed by the customer.

Therefore, the Company does not wait until the end of the contingency period to recognize revenue because the revenue is not subject to a full refund for the entire contingency period (unlike Company M in SAB Topic 13A.4.a). The refund right is reduced pro rata based on the delivery of achieved financial improvement and supported by customer documentation and acceptance. The Company obtains written customer acceptance of the performance target achievement as the service

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

is performed rather than waiting until the expiration of the contingency period. The Company may receive multiple customer signoff letters during the term of each engagement.

The Company does not believe there is a need to estimate the remaining contingency during the consulting engagement (SFAS No. 48) because it knows exactly how much of the service revenue is contingent upon customer acceptance at all times during the engagement. The Company’s consulting revenue is only recognized as the customer’s refund right is abrogated.
Note 8. Redeemable Convertible Preferred Stock, page F-38
9.	Comment: We note your response to prior comment number 39 regarding your accounting for your Series E Preferred Stock. Please further clarify why you believe that the Series E Preferred Stock is in the scope of the stock-based compensation guidance of APB 25, FIN 44 and EITF 00-23. As part of your response, please clarify how you considered whether the put option included in the Series E preferred stock should be accounted for as a derivative in accordance with SFAS 133; we refer you to paragraphs 6, 12 and 61.e of this guidance.

Response: The Company originally issued recourse tax notes to three employees. The employees pledged as collateral for the notes 100,000 shares of series E preferred stock. The Company had a demonstrated history of forgiving employee notes associated with stock grants. As such and per the guidance in Issue 50 of EITF 00-23 (par 257), these tax notes were considered non-recourse in nature. The Task Force observed that once an employer has forgiven all or part of a recourse note all future awards exercised with a recourse note shall be presumed to have been exercised with a nonrecourse note and should be accounted for in accordance with the guidance in Issue 95-16.

Although these preferred shares are not specifically options, Footnote 2 to paragraph 8 of APB 25 states that, “all compensation arrangements involving stock, regardless of the name given, should be accounted for according to their substance.” The footnote illustrates the intent of that guidance by stating that stock issued in exchange for a non-recourse note secured by the issued stock “may be in substance the grant of a stock option and should be accounted for accordingly.” In other words, because the employee has the alternative of surrendering the stock in full satisfaction of the note if the fair value of the stock declines below the exercise price, the employee has no risks of stock ownership as a result of the “exercise.” The Task Force has previously provided detailed guidance related to the impact of a nonrecourse note on the exercise price and the term (life) of a stock-based compensation award in Issue 95-16.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

Analogous with EITF 95-16, the Company believes that variable accounting is appropriate for the shares associated with the nonrecourse notes. Pursuant to EITF 95-16, the Task Force reached a consensus that if the interest on the nonrecourse note is part of the option exercise price and the note has (1) a variable interest rate or (2) a fixed interest rate but is prepayable, the option should be accounted for as a variable option plan because the exercise price is not known until the note is settled.

The Company has continued to account for the notes as a variable instrument under paragraph 83 of SFAS 123(R).

Although footnote 8 in the Company’s consolidated financial statements indicates that the holders of Series E preferred stock have a right to put the shares back to the Company, the Series E holders do not have such a put right. Rather, the Company intended to disclose the fact that if the holders of the Series E preferred shares failed to repay the notes, the pledged shares would revert back to the Company. Therefore, the Company believes it does not have an embedded derivative as defined by paragraph 12 of SFAS No. 133. As a result, please refer to the Company’s modified disclosure in footnote 8 of its consolidated financial statements. See page F-38.
Note 11. Income Taxes, page F-49
10.	Comment: Your response to prior comment number 49 states that you were not permitted to reflect the change in your accounting policy for income taxes resulting from the change in your revenue policy until you received approval from the IRS. Please clarify in detail the full impact that the change on your revenue policy had on your accounting policy for income taxes and how your accounting for the change complies with paragraphs 4 through 11 of SFAS 154. In this respect, it appears that you retrospectively applied the change from the Estimated Shipment method to the As Reported method as it was treated as a change in accounting principle. Please clarify whether your accounting for the income tax impact of this change was treated consistently with the change in the revenue policy; that is, explain whether you retrospectively changed the tax basis of the related temporary differences. In addition, clarify the nature of the deferred tax asset for which you retained the valuation allowance as of December 31, 2005.

Response: The Company recorded a deferred tax asset of $3,658,000 related to the cumulative impact of the change in revenue recognition for financial accounting purposes with a corresponding adjustment to its valuation allowance as of the beginning of the year 2002. For years 2002 through 2005, the Company recorded increases to its deferred tax asset totaling $4,557,000 for administrative

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

fee revenue not recognized for financial accounting purposes but recognized for income tax purposes. As with the cumulative effect of the change, the Company made corresponding adjustments to its valuation allowance for increases to the deferred tax asset associated with the change in accounting method for financial accounting purposes each year from 2002 through 2005.

By recording the tax impact of the cumulative effect of the accounting method change for financial accounting purposes in the beginning of 2002 and recording the incremental impact to the related deferred tax asset in years 2002-2005, the Company complied with paragraph 4 through 11 of SFAS 154. In other words, the Company retrospectively adjusted the tax basis of the underlying cumulative temporary differences.

At December 31, 2005, the Company retained a valuation allowance on the cumulative temporary differences related to the financial accounting method change for all years prior to 2006 ($8,215,000) and all of its state net operating loss carryforwards ($1,163,000). The Company retained the valuation allowance on the accounting method change for financial accounting purposes since it was not more likely than not the change for income tax purposes would be approved by the IRS.

11.	Comment: Please explain why your long term deferred tax asset decreased by approximately $8.6 million in the first six months of fiscal year 2007. If there was a change in your valuation allowance during the six months ended June 30, 2007, please revise to disclose such change pursuant to paragraph 43 of SFAS 109.

Response: The Company recorded no change to its valuation allowance for the six months ending June 30, 2007. The Company’s remaining valuation allowance related specifically to its state net operating loss carryforwards.

The Company’s net long-term deferred tax asset decreased during the six months ended June 30, 2007, for two primary reasons. First, its June 30, 2007 estimate of federal net operating losses to be utilized during the next twelve months exceeded its estimate as of December 31, 2006. Second, on May 18, 2007, the Company acquired XactiMed in a tax-free stock acquisition. As a result of this acquisition, the Company recorded noncurrent deferred tax liabilities related to indefinite-lived assets with no corresponding tax basis. This significantly reduced the Company’s net, noncurrent deferred tax asset.

12.	Comment: We note that the majority of your current deferred tax asset relates to net operating loss carryforwards. Please clarify how you determined that the

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

amount classified as current as of December 31, 2006, and June 30, 2007, is expected to reverse within one year of the respective balance sheet date. In this respect, please clarify how your presentation complies with SFAS 109, paragraph 41, and SFAS 37, paragraph 4.

Response: The amount of the Company’s deferred tax asset classified as current or noncurrent corresponds to the underlying asset or liability giving rise to the cumulative temporary difference as prescribed in paragraph 41 of SFAS 109 and paragraph 4 of SFAS 37.

However, for deductible and taxable temporary differences that do not correspond to specific assets or liabilities, such as net operating losses, the Company classifies these timing differences as current or noncurrent based on the expected reversal date. In order to determine the expected reversal date, the Company utilizes its 18-month rolling financial and taxable income projections. As of December 31, 2006, the amount reported as a current deferred tax asset represented the Company’s best estimate of the amount of net operating loss carryforwards likely to be utilized in the next 12 months. As of June 30, 2007 and, now, as of September 30, 2007, the same process was utilized.
Note 12. Income (Loss) per Share, page F-53
13.	Comment: Please revise to disclose the effect that has been given to preferred dividends in arriving at income to common stockholders in computing basic EPS pursuant to paragraph 40.b of SFAS 128. In this respect, the tabular presentation does not disclose the amount of preferred stock dividends and accretion reducing net income from continuing operations to arrive at net loss attributable to common stockholders for all periods presented.

Response: The Company has revised its disclosure as requested. See the tabular disclosure on page F-54.
Supplemental Materials
14.	Comment: We note that you have provided supplemental materials in connection with the following statement on page 72 of the prospectus: “In 2006, spending on hospital care was estimated to be $650 billion, representing the single largest component, or 31% of the $2.1 trillion in total health expenditures.” The materials provided, however, indicate that expenditures on “Professional Services” are estimated to be a larger component of national health expenditures than expenditures on “Hospital Care,” a comparable category, for 2006. Please revise your filing accordingly, or explain to us how the materials provided support the claim that estimated spending on hospital care represents the single largest component of estimated total health expenditures.

Mark P. Shuman
Securities and Exchange Commission
November 7, 2007

Response: The Company acknowledges the Staff’s comment; however, the Company considers “Professional Services” to be comprised of multiple, distinct categories. The Company also believes that these separate types of professional services (Physician and Clinical Services; Other Professional Services; Dental Services; Other Personal Health Care) are commonly viewed within the industry as separate categories of health expenditures. The Company notes that the forecast summary accompanying the data separately discusses physician spending growth rather than discussing professional services as a whole. Excluding even a single type of professional service from the total for professional services would result in “Hospital Care” being the largest single component of national health expenditures. Furthermore, the Company believes its position is consistent with the fact that hospitals are the recipients of the largest portion of health expenditures, as the recipients of expenditures for professional services are disaggregated, with physicians, clinics, dentists and other service providers receiving only a portion of these amounts.

15.	Comment: We note the supplemental materials provided in the binder titled “MedAssets, Inc. Company Data Sourcebook” in response to prior comment number 4. It is unclear who published or provided the materials located behind tabs 8 and 11 of this binder. Please identify the source(s) of these materials.

Response: The materials behind tab 8 of the MedAssets, Inc. Company Data Sourcebook come from the Company’s chargemaster file. The materials behind tab 11 of this binder come from the Company’s file of customer master item files.
***
     Should members of the Staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981.

     Very truly yours,
     /s/  Morgan D. Elwyn
      Morgan D. Elwyn

cc:	MedAssets, Inc. Steven J. Gartner, Esq.